Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated April 7, 2008	Registration Statement No. 333-142572

European Investment Bank
USD 4,000,000,000 2.625% Notes due 2011
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Currency/Size:	USD 4,000,000,000
Settlement:	14 April 2008
Maturity:	16 May 2011
Interest Payment Dates:	16 May, 16 November
Coupon:	2.625% (semi-annual)
Reoffer:	99.654%
Yield:	2.743%
Benchmark:	UST 2yr 1.750% March 2010
Spread:	+86.0 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	GS/JPM/Nomura
Co-leads:	BC/BNP/CS/Mitsubishi/ML/RBC
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-212-834-4533.